

January 14, 2014

<u>Via E-mail</u>
Nikolay Titov
President, Treasurer and Director
Adaiah Distribution Inc.
190 Krymskaya Street
Anapa, Russian Federation 353440

>   **Re: Adaiah Distribution Inc.**
> **Registration Statement on Form S-1**
> **Filed December 17, 2013**
> **File No. 333-192895**

Dear Mr. Titov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

    - your disclosure indicates that you are a development stage company issuing penny stock;

    - you have commenced only limited operations and it is unclear whether you will be able to continue to conduct operations in the next 12 months;

    - you have generated a net gain of only $3,258 to date;

    - you have minimal assets consisting only of cash and cash equivalents; and

- your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

2. Please revise the disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have minimal operations and no or nominal non-cash assets. Please see Rule 405 under the Securities Act of 1933. Additionally, please disclose the consequences of such status, including the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities. Please also disclose your shell company status on your prospectus cover page and add a risk factor regarding the risks to security holders of such status.

3. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

- Disclose that you are an emerging growth company;

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

    o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

5. Please disclose the *net* proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares offered. (emphasis added) Please refer to Item 501(b)(3) of Regulation S-K.

6. We note your disclosure that the offering may terminate "when [your] sole director, Mr. Titov decides to terminate the offering." Please briefly describe here, and elaborate elsewhere in your prospectus, upon the factors that Mr. Titov will consider in deciding whether to terminate the offering.

Prospectus Summary, page 6

Adaiah Distribution, Inc., page 6

7. Please disclose in this section that you have one employee, and that he will contribute approximately 20 hours per week to the development of your business, as you state elsewhere in your prospectus.

8. Please clarify here, and elsewhere in your prospectus as applicable, the locations in which you intend to do business.

Risks Relating to Our Business, page 7

9. Please add a risk factor, or discuss in an existing risk factor, the risks associated with any lack of liquidity in the prospective market for your common stock that may result from Mr. Titov's significant ownership interest in you.

Because Our Current President has other business interests, page 10

10. Please clarify whether Mr. Titov owes fiduciary duties to any companies or entities other than you, and, if so, please disclose how such duties may impact your business and operations.

Use of Proceeds, page 13

11. Please disclose that there is no guarantee that you will receive any proceeds from the offering. Additionally, we note that your disclosure reflects the gross proceeds from the offering. Please revise to disclose the principal purposes for which the *net* proceeds from the offering may be used. Please refer to Item 504 of Regulation S-K.

Dilution, page 13

12. Please show us how you calculated net tangible book value per share before the offering as presented on page 14 of $7,258. It appears this is your shareholder's equity balance as of October 31, 2013 as opposed to the net tangible book value per share. Additionally, please disclose and provide us your calculation of each of the requirements of Item 506 of Regulation S-K, including:

- Net tangible book value per share before and after the distribution;

- The amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered; and

- The amounts of the immediate dilution from the public offering price which will be absorbed by such purchasers.

Lastly, while the determination of the offering price is arbitrary, dilution to new shareholders results from determination of an offering price in excess of net tangible book value per share. Please ensure that distinction is clear in your disclosure under this caption.

Management's Discussion and Analysis or Results of Operations, page 15

13. Please provide further details regarding the $21,800 revenue you have generated to date, including when such revenue was generated, whether such revenue was generated as a result of the sale of pillows, the sales channel through which you executed the sale, whether any pillows sold were supplied by the suppliers with which you have signed distribution agreements, any right of return the customer has with respect to the pillows sold, and any other material details regarding the generation of such revenue. In doing so, please also provide additional detail regarding how you obtained your initial customer, and whether you had any pre-existing relationship with such customer. In this

regard, we note that it does not appear that you have begun to market your products. Furthermore, please explain or expand upon your discussion of said sales activity within your discussion of your results of operations on page 18 to incorporate the substance of your response.

14. We note your statement that you "believe that you will be able to raise enough money through this offering to expand your proposed operations and complete your business plan . . . ." Please provide the basis for this statement, in light of your statement on page 11 that Mr. Titov does not have any experience conducting a best-efforts offering, or remove this statement.

Plan of Operation, page 15

15. Please file a copy of the lease you signed on October 30, 2013, for office space, which is located at 2809 Lerwick Road, Sacramento, CA 95821, as an exhibit to your registration statement. Please refer to Item 601(b)(1)(ii)(D) of Regulation S-K.

16. Please clarify whether you intend to have both suppliers and distributors of your products. Please also clarify whether you intend to sell only products made to "specific customer specifications" or whether you intend to continue to resell non-custom products. In addition, please clarify how you intend to establish relationships and work with the distributors you have identified over the Internet.

Estimated Expenses for the Next Twelve Month Period, page 17

17. Please revise your table of estimated expenses to present separate columns for each of the $40,000 and $80,000 of offering proceeds scenarios you have identified, or disclose in another format you believe conveys the information in a manner where you are not combining the 2 scenarios. Additionally, please explain or modify the format to remove the double black lines around Other Expenses so as not to convey they represent a total.

18. Your disclosure in the last paragraph on page 17 seems to indicate that your ability to commence operations is a forgone conclusion. Please revise this disclosure to clarify that during the initial months of your planned operations you hope to complete the activities described on page 17, but that there is no guarantee that you will commence operations and generate revenue as described, or at all.

Limited Operating History, Need for Additional Capital, page 18

Results of Operations, page 18

19. We note your statement on page 15 that you "have meaningfully commenced [y]our proposed business operations." We also note your statement on page 3 that "to date [you] have been involved primarily in organizational activities." Please clarify and revise

throughout your prospectus, as appropriate. In doing so, please also clarify whether the revenue you have generated in the past is indicative of your planned operations. If not, please consider whether you should include a risk factor highlighting that your current profit is not indicative of your future operations.

Liquidity and Capital Resources, page 18

20. We note your statement in the second paragraph of this section that "[t]he available capital reserves of the Company and anticipated revenue are sufficient for the Company to remain operational." However, we also note your disclosure in the fourth paragraph that "[w]e must raise cash to implement our strategy and stay in business." Please revise to reconcile these statements.

21. We note your statement that "[you] are highly dependent upon the success of the private offerings of equity or debt securities, as described herein." Please provide further disclosure regarding the current status of any private equity or debt offerings, as well as whether you currently have planned any future private offerings. Please also revise your risk factor disclosure, as appropriate.

22. Please provide further disclosure regarding the "volatility in neck, head, donut, lumbar, decorative, throw and orthopedic pillows distribution market."

Description of Business, page 21

Our Product, page 21

23. Please provide support for the factual statements regarding the history of the pillow and pillow construction in this section, along with copies of the materials you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the information, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering. In addition, please explain why this information is relevant to a description of your business. Please see Item 101 of Regulation S-K.

24. Please add a sub-section that describes the state and operation of the consumer and distributor market for the pillows that you plan to sell. The purpose of this description should be to place your proposed operations in an appropriate context.

Target Market, page 23

25. We note your disclosure that your "main clients are distributors." Consistent with comment 16 above, please clarify whether you currently have any agreements with the

distributors with whom you intend to do business. Please refer to Item 101(h)(4)(ii) of Regulation S-K.

Revenue, page 25

26. Please tell us how you determined that "[y]our revenue will be 20-30% mark up: depending on quantity of the order."

27. We note that your products will ship directly from the manufacturers to your customers. Please disclose which party is responsible for the cost of shipping products.

Employees, page 25

28. We note your disclosure that you have no employees other than Mr. Titov; however, we also note that you have an "independent sales representative." Please disclose whether such sales representative is paid for his or her services, including via sales commissions, and whether you have a contract or other agreement with such representative. We may have further comments upon reviewing your response.

Governmental Regulation, page 26

29. We note your disclosure that "[a]ll products imported from China and Hong Kong will be required to meet U.S. standards." This implies that such standards may have a material impact on your business; however, we note your disclosure that you "do not believe that regulation will have a material impact on the way [you] conduct [y]our business." Accordingly, please provide the disclosure required by Item 101(h)(4)(ix) of Regulation S-K, or advise us as to why you believe such disclosure is not required.

Report of Independent Registered Public Accountant, page 35

30. You disclose in multiple instances, such as on pages 6 and 8, that your independent registered public accounting firm has expressed substantial doubt about your ability to continue as a going concern. However, no going concern matter is discussed in the audit report presented on page 35. Please explain. If the auditor did not intend to express substantial doubt about your ability to continue as a going concern, please request your auditor to explain to us how they considered the disclosure aspects of AU 341.12 of the PCAOB Standards.

31. The scope paragraph of your auditor's opinion scope states it has audited "the accompanying balance sheets…as of October 31, 2013, and the related statements of operations, stockholders' equity and cash flow for each of the years then ended." We note the following inconsistencies:

- Your financial statements presented are as of October 31, 2013 and from September 12, 2013 (Inception) through October 31, 2013, which is not consistent with the scope paragraph of your auditor's opinion.

- Reference is made in the opinion to "balance sheet<u>s</u>" when only one is presented in your financial statements.

- Reference is made in the opinion to the statement of "stockholders' equity." However, your financial statement presented on page 38 is entitled "statements of changes in shareholders' equity."

With respect to our observations above, please explain or request your auditor to ensure their opinion is consistent with the financial statements presented.

Statement of Operations, page 37

32. We note you recorded revenues that exceeded your costs during the period presented. Please revise or tell us why you have not provided for income taxes. Refer to ASC 740-10-15.

Statement of Cash Flows, page 39

33. Please revise to include a line item for net cash provided by operating activities. Please also confirm you plan to include an investing activities section of the statement of cash flows when applicable.

Notes to the Financial Statements, page 40

34. While you present significant accounting policies on pages 19-20, ASC 235-10-50-3 requires disclosure of accounting policies in the footnotes to the financial statements. Please revise.

35. Refer to the third paragraph of page 40. We note certain references to October 31, 2013 balance sheet data being derived from your audited financial statements, but does not include all disclosures required by GAAP, as well as references to condensed or omitted disclosures. Please revise or explain in detail why this paragraph was included in the notes to your financial statements and why it is appropriate to include in the context of audited financial statements.

36. As you recorded revenue during the period, please revise to disclose your revenue recognition policy. Refer to ASC 605.

Item 15. Exhibits, page 45

Exhibit 5.1

37. Please have counsel consent to being named in the registration statement. Please refer to Section IV of Staff Legal Bulletin No. 19, available on our website. Please also have counsel describe more specifically the class of securities to which counsel's opinion pertains. For example, if true, please have counsel state that the opinion is being provided in connection with the registration of 2,000,000 shares of your common stock.

Exhibit 10.1-Contracts with Ningbo Hounuo Plastic Co., LTD, Hangzhou Yintex Co., Ltd, Suemon Furniture Co., Ltd, Vision Industry Co., Ltd and E&O International Trade Co., Ltd.

38. Please file each of your material contracts as a separate exhibit to your registration statement.

Exhibit 23.1

39. Please request your auditor to revise its consent to refer to your registration statement on Form S-1 as opposed to Form 10-K. Please also have your auditor consent to being named in the registration statement. Additionally, we note your auditor makes reference to the "fiscal year ended October 31, 2013." As you were incorporated on September 12, 2013 and your fiscal year end is October 31, 2013, it is unclear why reference would be made to the fiscal year ended October 31, 2013 since your inception date is less than 1 year prior to the balance sheet date. Please request your auditor to explain or revise their consent language to align with periods presented in the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jarrett Torno, Staff Accountant, at (202) 551-3703, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: Michael A. Littman, Esq.